[ROYAL GROUP TECHNOLOGIES LOGO]


                              THIRD QUARTER REPORT
                               ENDED JUNE 30, 2004

MESSAGE TO SHAREHOLDERS

Royal's third quarter results reflect continuing progress with the turnaround of the Group. We generated sales growth and improved margins, as well as free cash flow that enabled further debt reduction.

FOCUSING ON PRODUCT MIX

Royal's improving margins can be attributed to the on-going implementation of a series of strategies, including improvement of product mix. As seen over the past three quarters, we have generated double-digit sales growth in Custom Profiles and Exterior Claddings products. This achievement is helping us to improve profitability, as these are our higher margin product lines.

Custom Profiles sales growth is reflective of a strong market, our efforts over the past year to better connect with customers, as well as the introduction of a series of new products to our window fabricator customer base. For example, we now have a number of window fabricator customers using Royal Mouldings' cellular trim as accessory packages for their windows. As a result of Royal's broad and expanding product offering, our window fabricators are able to sell more than just a window.

Exterior Claddings sales growth is reflective of our continued penetration of the U.S. siding market with an expanding line of innovative siding, roofing and accessory products, including our Dura Slate(TM) roof tiles which have been well received in the marketplace. Consistent with our ever-increasing U.S. market penetration, we are presently expanding our siding manufacturing facility in Tennessee.

Outdoor Products growth reflects our progress with increasing sales of sheds and fencing, decking and railing products, which was helped by our expanded product line and promotional initiatives. The growth of these product lines in the third quarter is muted however, due to reduced sales of patio furniture. We have exited some patio furniture business where margins were not sufficient.

We have also improved product mix in our other product groups. In the pipe and fittings business for example, we continue to increase Royal's share of the North American electrical, plumbing and sewer fittings markets. Fittings are generally higher margin products than extruded pipe. Our injection molded fittings operation in Michigan continues with its successful roll out of new fitting products.


CHALLENGING RAW MATERIAL COSTS

We continue to be challenged by high raw material costs. PVC resin prices at June 30th were up 14% from March 31st. Chemical additive prices, including titanium dioxide, lubricants and stabilizers, have also escalated. We have implemented certain sales price increases since June 30 to help mollify the impact of higher raw material costs, and intend to pursue material formulation improvements and production efficiencies to offset the balance of the cost increases.

The rate of increase of raw material costs has lessened recently with industry forecasts indicating prices should stabilize in the fall, ease in November and December, and increase again early next year. We will continue to pursue opportunities to offset cost increases through sales pricing actions and product mix improvements, and improvements to material formulations and production processes.

Curtailment of capital expenditures continues to be a focus for us. We are improving utilization rates through plant consolidations and better use of available machinery within the Group.


CONTINUING PROGRESS WITH TURNAROUND

We are successfully implementing sales and marketing strategies to secure increasing volumes of higher margin product lines. We are making progress with capacity utilization and the improvement of businesses that have been a burden on overall profitability. High raw materials costs will continue to be a challenge, but we will continue to strive to mollify their impact on profitability through ongoing material and production improvements. Our turnaround efforts are focused on increasing our return on invested capital and free cash flow, which we believe will drive shareholder value.

We wish to thank our shareholders, employees, customers and suppliers for their support as we implement strategies to realize Royal Group's potential.



/s/ Douglas Dunsmuir

Douglas Dunsmuir
President and Chief Executive Officer
August 26, 2004

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

                                                  JUNE 30/04    SEPT. 30/03     JUNE 30/03
                                                 -----------    -----------    -----------
                                                 (UNAUDITED)     (AUDITED)     (UNAUDITED)

ASSETS

Current assets:
     Cash                                        $  118,294     $       --     $       --
     Accounts receivable                            382,160        342,601        378,736
     Inventories                                    435,400        401,619        502,623
     Prepaid expenses                                19,283         20,498         20,351
                                                 ----------     ----------     ----------
                                                    955,137        764,718        901,710

Future income tax assets (note 5)                    21,200         26,600         26,650
Property, plant and equipment                     1,424,410      1,482,723      1,542,935
Goodwill and other assets                           265,510        256,413        261,959
                                                 ----------     ----------     ----------
                                                 $2,666,257     $2,530,454     $2,733,254
                                                 ==========     ==========     ==========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness (note 6)                  $  424,312     $  355,080     $  468,260
     Accounts payable and accrued liabilities       287,553        258,592        237,251
     Term debt due within one year                   20,296         21,266         24,830
                                                 ----------     ----------     ----------
                                                    732,161        634,938        730,341

Term debt (note 6)                                  343,695        383,332        399,234
Future income tax liabilities (note 5)              150,700        131,169        141,007
Minority interest                                    15,260         15,603         14,790

Shareholders' equity:
     Capital stock                                  633,754        632,711        632,711
     Contributed surplus                                136             74             --
     Retained earnings                              890,559        841,930        919,954
     Currency translation adjustments              (100,008)      (109,303)      (104,783)
                                                 ----------     ----------     ----------
                                                  1,424,441      1,365,412      1,447,882
                                                 ----------     ----------     ----------
                                                 $2,666,257     $2,530,454     $2,733,254
                                                 ==========     ==========     ==========

See accompanying notes to consolidated financial statements.


On behalf of the Board:


/s/ Douglas Dunsmuir                            /s/ Ron Goegan

Douglas Dunsmuir                                Ron Goegan
Director, President                             Director, Senior V.P.
and Chief Executive Officer                     and Chief Financial Officer

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)




                                            3 MONTHS       3 MONTHS         9 MONTHS       9 MONTHS
                                              ENDED         ENDED            ENDED          ENDED
                                           JUNE 30/04     JUNE 30/03       JUNE 30/04     JUNE 30/03
                                          -----------    -----------      -----------    -----------
                                          (UNAUDITED)    (UNAUDITED)      (UNAUDITED)    (UNAUDITED)

Net sales                                   $554,673       $525,024       $1,390,160     $1,358,619

Cost of sales and operating expenses         461,239        484,725        1,175,158      1,202,883
                                            --------       --------       ----------     ----------
Earnings before the undernoted                93,434         40,299          215,002        155,736

Amortization charges                          33,631         32,164           97,316         96,437
Interest and financing charges                 9,687         12,605           31,924         38,249
                                            --------       --------       ----------     ----------

Earnings (loss) before income taxes and
  minority interest                           50,116         (4,470)          85,762         21,050

Income tax expense (recovery) (note 5)        14,305         (2,752)          37,471          1,350
                                            --------       --------       ----------     ----------
Earnings (loss) before minority interest      35,811         (1,718)          48,291         19,700

Minority interest                               (323)            73              338            113
                                            --------       --------       ----------     ----------
Net earnings (loss)                         $ 35,488       $ (1,645)      $   48,629     $   19,813
                                            ========       ========       ==========     ==========
Earnings (loss) per share (note 4):
     Basic                                  $   0.38       $  (0.02)      $     0.52     $     0.21
     Diluted                                $   0.38       $  (0.02)      $     0.52     $     0.21
                                            ========       ========       ==========     ==========

See accompanying notes to consolidated financial statements.





CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

                                            3 MONTHS       3 MONTHS      9 MONTHS       9 MONTHS
                                              ENDED          ENDED         ENDED          ENDED
                                           JUNE 30/04     JUNE 30/03     JUNE 30/04     JUNE 30/03
                                          -----------    -----------    -----------    -----------
                                          (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)

Retained earnings, beginning of period      $855,071       $921,599       $841,930       $900,141

Net earnings (loss)                           35,488         (1,645)        48,629         19,813
                                            --------       --------       --------       --------
Retained earnings, end of period            $890,559       $919,954       $890,559       $919,954
                                            ========       ========       ========       ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)


                                                            3 MONTHS       3 MONTHS       9 MONTHS      9 MONTHS
                                                              ENDED          ENDED          ENDED         ENDED
                                                           JUNE 30/04     JUNE 30/03     JUNE 30/04    JUNE 30/03
                                                          -----------    -----------    -----------    -----------
                                                          (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                                                           (NOTE 2)                      (NOTE 2)
Cash provided by (used in):

Operating activities:
     Earnings (loss) before minority interest              $  35,811      $  (1,718)     $  48,291      $  19,700
     Items not affecting cash                                 39,763          5,797        131,540         66,721
     Change in non-cash working capital                      (15,139)        64,164        (42,509)        (7,804)
                                                           ---------      ---------      ---------      ---------
                                                              60,435         68,243        137,322         78,617

Financing activities:
     (Decrease) increase in termed bank debt (note 6)         (5,688)            --        424,312             --
     Repayment of term debt (note 6)                         (10,079)          (243)       (37,024)       (79,994)
     Proceeds from issuance of shares under stock
     option plan                                                 145             --          1,043             14
                                                           ---------      ---------      ---------      ---------
                                                             (15,622)          (243)       388,331        (79,980)

Investing activities:
     Acquisition of property, plant and equipment            (19,617)       (20,865)       (57,582)       (71,374)
     Acquisition of non-cash net assets of businesses             --             --             --         (4,134)
     Change in investments                                       (63)            --         (3,577)            --
     Change in minority interest                                  --             --             --         (3,964)
     Proceeds from sale of non-strategic assets                3,416             --          9,707             --
     Change in other assets                                     (532)           (60)          (601)        (2,167)
                                                           ---------      ---------      ---------      ---------
                                                             (16,796)       (20,925)       (52,053)       (81,639)

Effect of foreign exchange rate changes on cash                  399           (824)          (226)        (1,473)
                                                           ---------      ---------      ---------      ---------
Increase (decrease) in cash during the period                 28,416         46,251        473,374        (84,475)

Cash (bank indebtedness), beginning of period                 89,878       (514,511)      (355,080)      (383,785)
                                                           ---------      ---------      ---------      ---------
Cash (bank indebtedness), end of period                    $ 118,294      $(468,260)     $ 118,294      $(468,260)
                                                           =========      =========      =========      =========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)


1. CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the accounts of Royal Group Technologies Limited ("the Group"), its subsidiaries and its proportionate share of its joint ventures.

     In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2004 and the results of operations and cash flows for the three month and nine month periods ended June 30, 2004.

     The Group operates predominantly in the seasonal North American renovation and new construction markets. As such, sales, net earnings and cash flow have historically been significantly different on a by-quarter basis as compared to an annualized amount or rate.


2. CHANGE IN ACCOUNTING POLICIES

The Group's accounting principles remain unchanged from the most recent fiscal year ended September 30, 2003. For details, please refer to note 1 on page 30 of the Group's 2003 Annual Report.

     Certain figures for the three months and nine months ended June 30, 2003 have been reclassified to conform with the financial statement presentation adopted in fiscal 2004.


3. SEGMENT REPORTING DATA

                                               PRODUCTS                      SUPPORT
                                               SEGMENT      ELIMINATIONS     SEGMENT      ELIMINATIONS    CONSOLIDATED
                                              ----------    ------------    ----------    ------------    ------------
For the 3 months ended June 30, 2004
Net sales                                     $  551,716     $ (13,554)     $  177,022     $(160,511)      $  554,673
Operating margin                                  58,721                        34,713                         93,434
Amortization charges                              23,733                         9,898                         33,631
Acquisition of property, plant and
  equipment and goodwill                          16,219                         3,398                         19,617
Property, plant and equipment                    706,968                       717,442                      1,424,410
Goodwill                                         182,408                        35,636                        218,044
Total assets                                   1,691,168                       975,089                      2,666,257

For the 9 months ended June 30, 2004
Net sales                                     $1,363,946     $ (31,044)     $  479,365     $(422,107)      $1,390,160
Operating margin                                 120,949                        94,053                        215,002
Amortization charges                              69,506                        27,810                         97,316
Acquisition of property, plant and
  equipment and goodwill                          48,991                         8,591                         57,582
Property, plant and equipment                    706,968                       717,442                      1,424,410
Goodwill                                         182,408                        35,636                        218,044
Total assets                                   1,691,168                       975,089                      2,666,257

For the 3 months ended June 30, 2003
Net sales                                     $  523,181     $  (4,658)     $  159,550     $(153,049)      $  525,024
Operating margin                                   6,819                        33,480                         40,299
Amortization charges                              22,833                         9,331                         32,164
Acquisition of property, plant and
  equipment and goodwill                          16,162                         4,703                         20,865
Property, plant and equipment                    770,185                       772,750                      1,542,935
Goodwill                                         182,869                        35,668                        218,537
Total assets                                   1,707,144                     1,026,110                      2,733,254

For the 9 months ended June 30, 2003
Net sales                                     $1,331,242     $ (18,651)     $  441,504     $(395,476)      $1,358,619
Operating margin                                  59,173                        96,563                        155,736
Amortization charges                              69,411                        27,026                         96,437
Acquisition of property, plant and
  equipment and goodwill                          47,464                        23,910                         71,374
Property, plant and equipment                    770,185                       772,750                      1,542,935
Goodwill                                         182,869                        35,668                        218,537
Total assets                                   1,707,144                     1,026,110                      2,733,254


Net sales by geographic region for the 3 months ended June 30, 2004 were 59% (2003 - 57%) to the US, 34% (2003 - 37%) to Canada and 7% (2003 - 6%) to foreign markets and for the 9 months ended June 30, 2004 were 59% (2003 - 61%) to the US, 33% (2003 - 32%) to Canada and 8% (2003 - 7%) to foreign markets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)


4. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share have been calculated using the weighted average and maximum dilutive number of shares outstanding for the three month period of 93,353,670 (2003 - 93,220,617) and 93,353,670 (2003 -
93,248,648) and for the nine month period of 93,334,281 (2003 - 93,219,717) and
93,334,281 (2003 - 93,323,219) respectively. As at June 30, 2004, the Group had outstanding 15,935,444 multiple voting shares, 77,420,726 subordinate voting shares, and 7,877,414 options to acquire subordinate voting shares under the Group's employee stock option plan.


5. INCOME TAXES

In November 2003, the Ontario government repealed the previously enacted provincial income tax rate reductions. In accordance with the Group's accounting policy for income taxes, future income tax assets and liabilities were revalued utilizing the substantively enacted rate of 34.12%. The revaluation resulted in a $13,000 charge to income tax expense in the first quarter of fiscal 2004.


6. BANK INDEBTEDNESS AND TERM DEBT

In October 2003, the Group converted its debt drawn under the unsecured bank credit facility to a non-revolving, non-amortizing term loan in the amount of $500,000. The costs of borrowings under the term-out remain unchanged from the previous amounts drawn on the revolving facility. During the second and third quarter, the Group prepaid its non-revolving, non-amortizing bank credit facility by a total of $76,000, such that $424,000 is repayable on April 28, 2005. Additionally, the Group purchased for cancellation during the current fiscal year a total of $33,500 of its medium term notes outstanding, such that $116,500 remains payable on April 13, 2010. In the third quarter, the Group also retired $3,000 of its long term debt outstanding.


7. CHANGE IN YEAR END

The Group has changed its fiscal year end from September 30 to December 31. The transition year shall consist of a fifteen month period, commencing October 1, 2003 and concluding on December 31, 2004.


8. RELATED PARTY TRANSACTIONS

During the quarter, related party transactions to companies related to the controlling shareholder totaled $216, bringing the year to date amount to $712. The sales transactions were in the normal course of the Group's business relating to products typically manufactured by it and sold at prices and terms consistent with those to third party customers.


9. SUBSEQUENT EVENTS

During the current fiscal year, the Group established a Restricted Stock Unit Plan ("RSUP") for the purposes of offering an exchange of options granted under the Group's Long-Term Incentive Plan (formerly the Group's 1994 Stock Option
Plan), as described in notes 1(i) and 10 of the most recent annual audited financial statements for the year ended September 30, 2003. On July 2, 2004, 318,304 restricted stock units ("RSUs") were granted to certain employees of the Group in exchange for 3,536,809 options granted under the Group's Long-Term Incentive Plan. The grant document entitles the participant to receive one subordinate voting share for each RSU. It is the Group's intention to provide the employee the option of a cash settlement on the entitlement date. The cash payment would be based upon the closing price of the Group's subordinate voting shares on the last business day preceding the entitlement date, being December 31, 2004. RSUs will be valued at their fair market value on the grant date and compensation expense related to the RSUs will be recognized evenly over the vesting period based on the expected total compensation to be paid out at the entitlement date. Based on the market price on the grant date of the RSUs, it is expected that compensation expense of $1,910 will be recorded in each of the next two quarters.

     During the current fiscal year, the Group also established a Senior Management Incentive Plan ("SMIP"). This plan provides for the issuance of a maximum of 1,400,000 restricted stock units ("RSUs"). Each RSU entitles the participant to receive one subordinate voting share or an equivalent cash payment on the entitlement date provided the vesting criteria are satisfied, including performance-based criteria established in respect of the participant's grant of RSUs. It is the Group's intention to settle in shares on the entitlement date. On July 2, 2004, 1,395,000 RSUs were granted to certain senior employees and members of senior management of the Group. RSUs will be valued at their fair market value on the grant date and compensation expense related to the RSUs will be recognized evenly over the vesting period based on the total compensation to be paid out at the entitlement date. The counterpart will be recorded as contributed surplus. Based on the market price on the grant date of these RSUs, it is expected that compensation expense of $1,674 will be recorded in each of the next 10 quarters.

     Subsequent to the quarter ended June 30, 2004, the Group incurred certain severance and retirement costs totaling approximately $3,000, principally in respect of certain of the executive officers named in the Group's January 23, 2004 Management Proxy Circular. The retirement arrangements with Mr. Vic De Zen are not yet concluded. Mr. De Zen resigned as the Co-Chief Executive Officer of the Group in December 2003. The Group does not presently have any employment contracts or compensatory plans or arrangements for its other senior executives in connection with resignations, retirements, terminations of employment or a change in control of the Group.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2004, AS COMPARED TO THE QUARTER ENDED JUNE 30, 2003

OVERVIEW

Royal Group Technologies Limited ("the Group") is substantially engaged in the manufacture and distribution of polymer-based home improvement, consumer and construction products for sale primarily in the North American renovation, remodeling and new construction industries. The Group is vertically integrated and strives to be a low cost producer within its industry.

     The Group operates predominantly in the seasonal North American renovation and new construction markets. As such, sales, net earnings and cash flow have historically been significantly different on a by-quarter basis as compared to an annualized amount or rate.


NON-GAAP FINANCIAL MEASURES

For the purposes of the following discussion the terms "EBITDA" (earnings before interest, tax, depreciation, amortization and minority interest) and "operating margin" (being earnings before the undernoted as reported within the body of our financial statements) are used interchangeably. EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP).

     Management believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings determined in accordance with GAAP as an indicator of the Group's performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Group's method of calculating EBITDA may differ from other companies and, accordingly, the Group's EBITDA may not be comparable to measures used by other companies. Free cash flow (earnings before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property, plant and equipment and change in investments) is not a recognized measure under Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers. Management believes free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in the Group. Net funded debt to total capitalization ratio is not a recognized measure under Canadian GAAP. The following chart provides a calculation of free cash flow and net funded debt to total capitalization:


                                                 3 MONTHS       3 MONTHS       9 MONTHS       9 MONTHS
                                                   ENDED          ENDED          ENDED          ENDED
(IN THOUSANDS OF CANADIAN DOLLARS)              JUNE 30/04     JUNE 30/03     JUNE 30/04     JUNE 30/03
----------------------------------              ----------     ----------     ----------     ----------

Earnings (loss) before minority interest         $  35,811      $  (1,718)     $  48,291      $  19,700
Items not affecting cash                            39,763          5,797        131,540         66,721
Change in non-cash working capital                 (15,139)        64,164        (42,509)        (7,804)
                                                 ---------      ---------      ---------      ---------
Cash flow from operating activities                 60,435         68,243        137,322         78,617
                                                 ---------      ---------      ---------      ---------
Acquisition of property, plant and equipment       (19,617)       (20,865)       (57,582)       (71,374)
Change in investments                                  (63)            --         (3,577)            --
                                                 ---------      ---------      ---------      ---------
Free cash flow                                   $  40,755      $  47,378      $  76,163      $   7,243
                                                 =========      =========      =========      =========




(IN THOUSANDS OF CANADIAN DOLLARS)                             JUNE 30/04     SEPT. 30/03     JUNE 30/03
----------------------------------                             ----------     -----------     ----------

Bank indebtedness                                               $  424,312     $  355,080     $  468,260
Term debt                                                          363,991        404,598        424,064
Cash                                                              (118,294)            --             --
                                                                ----------     ----------     ----------
Net funded debt                                                    670,009        759,678        892,324
Minority interest                                                   15,260         15,603         14,790
Shareholders' equity                                             1,424,441      1,365,412      1,447,882
                                                                ----------     ----------     ----------
Total capitalization                                            $2,109,710     $2,140,693     $2,354,996
                                                                ==========     ==========     ==========
Net funded debt to total capitalization                              31.8%          35.5%          37.9%
                                                                ==========     ==========     ==========

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS FROM OPERATIONS

Management has prepared the following review of the Group's operating results and financial position for the three month and nine month periods ended June 30, 2004, which is based upon accounting principles generally accepted in Canada. All amounts are in Canadian dollars unless specified otherwise. This analysis of the Group's operations has been derived from and should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three month and nine month periods ended June 30, 2004 and the audited consolidated financial statements for the year ended September 30, 2003.

     Net sales for the third quarter increased to $555 million, from $525 million in the previous year. Products Segment sales were $538 million for the quarter as compared to $519 million in the previous year. Custom Profiles sales grew by 10% to $216 million from $196 million, reflecting strong economic conditions, our sales and marketing initiatives and increased sales in our Polish and Chinese operations. Exterior Claddings sales grew by 12% to $99 million from $89 million. Home Furnishings, which includes window coverings and housewares, declined 20% to $61 million from $76 million. This reflects our exit from certain of our window coverings businesses in the prior year. Outdoor Products/RBS, which includes fencing, decking, railings, patio furniture, sheds and Royal Building Systems, decreased 1% to $92 million. We continue to experience increased penetration of all of our Outdoor Products, particularly into the US, except for patio furniture sales where we turned away sales where margins were not sufficient. Pipe/Fittings/Other Construction, which includes commercial doors, increased 20% to $84 million from $70 million, reflecting continued strong construction activity as well as progress in our fittings market penetration.

     Support Segment sales for the quarter, before eliminations, increased to $177 million, from $160 million in the previous year. Sales of Materials grew 11% to $137 million from $124 million. The increase in material requirements due to the Products Segment's growth this quarter was augmented by sourcing additional resin from third party suppliers, as our resin and compounding facilities were running at full utilization. Sales in Machinery & Tooling were $19 million as compared to our typical level of approximately $16 million per quarter, due to our Italian equipment manufacturing plants continuing to pursue third party projects. Sales in the Services category were $21 million, consistent with our average over the past several quarters.

     During the quarter, sales to non-Canadian customers including foreign based sales and exports from Canadian operations increased to $368 million or 66% of total sales as compared to $329 million or 63% for the prior year. Adjusting for the impact of foreign exchange, this percentage was 68% for the current quarter, reflecting a shift to increasing growth in the US as we continue to penetrate that market with our products and with new customers and locations.

     The Group's overall EBITDA for the quarter ended June 30, 2004 increased to $93.4 million, from $40.3 million last year. EBITDA as a percentage of sales was 16.8% compared to 7.7% last year. After adjusting for one-time events of $42.2 million recorded in the third quarter of the prior year, last year's comparable EBITDA was $82.5 million or 15.7%. The one-time events recorded in the third quarter of the prior year included a $29 million charge to cost of sales and selling expenses, relating to the write down of tangible assets, primarily being inventories, promotional material and accounts receivable, in connection with the decision to exit from certain retail window coverings programs in the US, a $16.5 million charge to cost of sales and selling expenses relating to inventory and accounts receivable provisions and a $3.3 million recovery of bonus accruals. The increase in EBITDA reflects the continuing recovery of our Window Coverings business, improved results in our foreign operations and in our pipe fittings business, increased volumes in our home improvement products and a foreign exchange gain due to a favourable movement in the Canadian dollar against the US dollar, offset partly by higher raw material costs.

     Raw material costs increased to 48.7% of sales from 47.7% last year, after adjusting for the impact of the one-time events recorded in the third quarter of the prior year. The increase over last year is due to the significant increase in the market costs of PVC resin and vinyl chloride monomer (VCM) over the last several months and, to smaller degree, the negative affect on margins of sales of certain inventories which were written down to net realizable value in our last fiscal year. The Group anticipates that raw material costs (PVC resin costs in particular) will be higher on average in 2004 than 2003 as a result of tighter market conditions and escalating energy costs but expects PVC resin costs will stabilize during the fall of 2004, reflecting seasonal patterns and capacity additions in North America and Asia. Offsetting these factors are the improvements in costs due to the exit of resale items in our Window Coverings business, a shift in product mix towards Custom Profiles growth and increased sales in fittings, where our material costs are lower.

     Labor costs decreased to 12.7% of sales from 13.2% last year. The Group continues to monitor its production processes and tighten its lead times, creating savings in overtime and utilizing less seasonal manpower. Increased line speeds have also resulted in better absorption of labour costs, thus reducing the overall percentage in the current quarter.

     Other manufacturing costs decreased slightly as a percentage of sales to 9.9% as compared to 10.2% last year, after adjusting for the impact of the one-time events recorded in the third quarter of the prior year. Gains experienced through improved efficiencies and capacity utilization improvements are offset by lower absorption of costs into goods manufactured due to our continuing focus on restraining inventory levels, as well as the expenses associated with the amalgamation of certain existing capacities, higher utility and insurance costs throughout the Group. As the Group continues to review existing operations and capacities, maintains tight controls over capital expenditures, implements best practices in operations and increases sales volumes, it is expected that there will be an improvement in fixed cost absorption and thus a decrease in other manufacturing costs as a percentage of sales.

     Selling and distribution costs decreased to 12.5% of sales as compared to 13.5% last year, after adjusting for the impact of the onetime events recorded in the third quarter of the prior year. We have stabilized the use of funds for sales and marketing activities and drive more from cross-selling and related initiatives with our core products and existing channels. In addition, warehousing costs have been reduced as a result of our inventory management program and improvement in our distribution logistics. General and administration costs as a percent of sales decreased from 5.8% to 5.4%, after adjusting for the impact of the one-time events recorded in the third quarter of the prior year. These costs are flat in absolute dollar terms despite increasing sales, as we continue to monitor our overhead costs and gain efficiencies from improved processes.

     Products Segment EBITDA, for the quarter ended June 30, 2004 increased to $58.7 million as compared to $6.8 million last year. EBITDA as a percentage of sales increased to 10.6% from 1.3% last year. Excluding the one-time events in the third quarter of the prior year, EBITDA was $50.3 million last year or 9.6% of sales. The increase from the prior year reflects the continuing recovery of our Window Coverings business, improved results in our foreign operations and in our pipe fitting business and increased volumes in our home improvement products, offset partly by higher raw material costs.

     Support Segment EBITDA for the quarter ended June 30, 2004, increased marginally to $34.7 million as compared to $33.5 million last year. EBITDA as a percentage of sales decreased to 19.6% from 21.0% last year. Excluding the one-time events in the third quarter of the prior year, EBITDA was $32.2 million last year or 20.2%. The Support Segment EBITDA reflects the contribution from increased volumes in our Materials operation and increased third party sales in our Machinery and Tooling operations. Amortization expense for the quarter was $33.6 million compared to $32.2 million in the prior year.

     Amortization expense is anticipated to level off, reflecting our restraint on capital expenditures over the last several quarters as we continue to focus on increasing our utilization of our existing manufacturing assets. Capital expenditures for the quarter were $19.6 million, much less than this quarter's amortization charges. In the Products Segment, amortization as a

MANAGEMENT'S DISCUSSION AND ANALYSIS

percentage of sales was 4.3% for the quarter as compared to 4.4% in the prior year. In the Support Segment, amortization as a percentage of sales was 5.6% for the quarter as compared to 5.8% for the prior year. Interest and financing charges decreased to $9.7 million as compared to $12.6 million in the prior year, reflecting the lower level of funded debt as compared to the same quarter last year, partially offset by the effect of the negative carry on the reinvestment rates on our deposit position as compared to that charged on our drawn bank lines. All interest costs were expensed in the current quarter, whereas $0.5 million was capitalized to assets under construction during the same quarter last year.

     The income tax rate for the quarter was 29%. Excluding the effect of the $13 million non-cash charge to future income tax expense recorded in the first quarter, the Group's overall effective income tax rate for fiscal 2004 is expected to be between 28% to 30%.

     Net earnings during the quarter increased to $35.5 million from a net loss of $1.6 million last year. On a basic and diluted basis, earnings per share for the period was $0.38 as compared to a loss of $0.02 per share for the same period in the prior year. Excluding the impact of the one-time events recorded in the third quarter of the prior year, earnings were $27.9 million or $0.30 per share.

     As previously reported, the Group established a special committee in late December 2003 as a result of the Group being advised that the Ontario Securities Commission ("Commission") was conducting a regulatory investigation of the Group. The special committee was asked by the board of directors to conduct an independent inquiry into the principal subject matter of the investigation -- being the transactions between the Group and the St. Kitts resort development project. The St. Kitts project is controlled by the Group's majority shareholder and its investors include another significant shareholder of the Group and the Group's Chief Executive Officer. The special committee consisted solely of independent directors who retained independent legal counsel who retained forensic auditors to assist in the inquiry. The forensic auditors investigated the transactions between the Group and the St. Kitts project and concluded that they found no evidence of conduct or actions calculated to improperly shift costs to the Group from the project. They also found no evidence of any pattern of deliberate non-billing or under billing of costs by the Group to the project. The forensic auditors did point out that certain conduct, such as collusion with a supplier to invoice the Group for costs related to the St. Kitts project, is difficult to uncover without specific focus or allegations. Based on all information, including in particular, the results of the forensic auditor's investigation, the special committee recommended that no further investigative actions be taken as of April 21, 2004. Notwithstanding the foregoing, the Commission has advised the Group that the RCMP continues its previously announced investigation and that the investigation may produce results which are material to the Group, most specifically in relation to its past financial disclosure and certain trading. Accordingly, the Commission retains an investigative interest in the St. Kitts project. The Commission has also indicated, as the Group has previously disclosed, that it is investigating the Group with respect to disclosure records, financial affairs and trading in the shares of the Group. The Group believes such matters are not material, and that it has not breached any statutory requirements or offended any public interest concerns in respect of such matters. Additional details are disclosed in the Group's press release of April 29, 2004. The Group currently believes that the approximate $2.3 million in costs incurred to date in connection with the investigations represents the bulk of the expenses to be incurred. However, the Group has no control over the investigation process and accordingly cannot predict the amount of any additional costs that may be incurred in the future.

     As reported as a subsequent event in the notes to the consolidated interim financial statements, during the current fiscal year the Group established a Restricted Stock Unit Plan ("RSUP") for the purposes of offering an exchange of options granted under the Group's Long-Term Incentive Plan (formerly the Group's 1994 Stock Option Plan). On July 2, 2004, 318,304 restricted stock units ("RSUs") were granted to certain employees of the Group in exchange for 3,536,809 options granted under the Group's Long-Term Incentive Plan. Based on the market price on the grant date of these RSUs, it is expected that compensation expense of $1.9 million will be recorded in each of the next two quarters. In addition, the Group also established a Senior Management Incentive Plan ("SMIP"). On July 2, 2004, 1,395,000 RSUs were granted to certain senior employees and members of senior management of the Group. Based on the market price on the grant date of these RSUs, it is expected that compensation expense of $1.7 million will be recorded in each of the next ten quarters.

     As reported as a subsequent event in the notes to the consolidated interim financial statements, the Group incurred certain severance and retirement costs totaling approximately $3 million, principally in respect of certain of the executive officers named in the Group's January 23, 2004 Management Proxy Circular. The retirement arrangements with Mr. Vic De Zen are not yet concluded. Mr. De Zen resigned as the Co-Chief Executive Officer of the Group in December 2003. The Group does not presently have any employment contracts or compensatory plans or arrangements for its other senior executives in connection with resignations, retirements, terminations of employment or a change in control of the Group.


LIQUIDITY AND CAPITAL RESOURCES

During the quarter, the Group recorded a free cash flow source of $40.8 million as compared to a source in the prior year of $47.4 million, when the Group was more rapidly reducing inventory levels. Refer to the chart in Non-GAAP Financial Measures for a calculation of free cash flow. The most comparable Canadian GAAP measure is cash from operating activities. The Group's focus on restraining working capital investment and capital expenditures will continue to positively affect free cash flow, contain invested capital and improved returns.

     Working capital was $223 million at June 30, 2004 compared to $130 million at September 30, 2003 and $171 million at June 30, 2003. Due to our continuing efforts and focus on monitoring collections, days receivable outstanding has improved to 56 days from 60 days last June. Days inventory outstanding has also improved to 110 days from last June's 138 days. Inventory levels, comparing amounts after the write-downs recorded in fiscal 2003, have declined in both dollar terms and unit levels from last year as we continue to focus on further inventory containment.

     Third quarter capital expenditures were $19.6 million compared to the prior year's $20.9 million. For the third quarter of fiscal 2004, $16.2 million was incurred primarily for tooling and equipment to be used in the Products Segment, and $3.4 million for additional capacities in the Support Segment, principally for our Materials plants, and primarily for the completion of our new acrylics plant at our chemical manufacturing facility. Proceeds from the sale of certain nonstrategic real estate assets in the third quarter were $3.4 million.

     At June 30, 2004, $424 million was drawn on the bank credit facility. This balance has been classified as a current liability since the amount drawn on the bank credit facility was converted to a non-revolving, non-amortizing term loan repayable on April 28, 2005. The Group intends to arrange for new debt facilities prior to April 28, 2005 in order to satisfy its long term financing requirements. The net funded debt to total capitalization ratio at June 30, 2004 was 31.8%, compared to 35.5% at September 30, 2003 and 37.9% at June 30, 2003. Refer to the chart in Non-GAAP Financial Measures for a calculation of net funded debt to total capitalization.

     Our public debt ratings were recently reduced to BBB- with a Negative Outlook by S&P, and to BBB flat with a Stable Outlook by DBRS. While the announcement of the results of the forensic auditor's report on the St. Kitts transactions was reassuring, the ratings agencies had lingering concerns, including sufficiency of operating profits over the past eighteen months and our liquidity position as compared against other companies in the same rating category.

     In July 2004, the Group was removed from the S&P/TSX 60 and 60 Capped Indices and added to the S&P/TSX MidCap Index.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     Management believes that until April 28, 2005 the Group's anticipated operating cash flow and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal nature of the Group's operation.


RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risks, uncertainties and other factors affecting the Group specifically, its industry or the markets generally. The Group's future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group's actual results and could cause the Group's actual results for fiscal 2004 and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity; changes in the Group's product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or revenues related to sales price increases; the sufficiency of restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Group's outstanding debt and current debt ratings; the ability to meet the financial covenants in the Group's credit facilities; changes in the Group's product mix; the growth rate of the markets in which the Group's products are sold; market acceptance and demand for the Group's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation, investigations, administrative and regulatory matters, intellectual property disputes and similar matters; and changes in environmental regulation and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

o The Group's business is substantially related to the North American renovation, remodeling and construction markets, both residential and industrial/commercial. Therefore, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodeling, new housing starts and the level of construction activity in general.

o The price and availability of raw materials, and in particular PVC resin and VCM, represents a substantial portion of the cost of manufacturing the Group's products. Historically, there have been fluctuations in these raw materials' prices and in some instances price movements have been volatile and affected by circumstances beyond the Group's control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the Group has occasionally found certain raw materials to be in short supply. The Group could experience materially adverse circumstances if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Group.

o As previously reported, the Group established a special committee in late December 2003 as a result of the Group being advised that the Ontario Securities Commission ("Commission") was conducting a regulatory investigation of the Group. The special committee was asked by the board of directors to conduct an independent inquiry into the principal subject matter of the investigation - being the transactions between the Group and the St. Kitts resort development project. The St. Kitts project is controlled by the Group's majority shareholder and its investors include another significant shareholder of the Group and the Group's Chief Executive Officer. The special committee consisted solely of independent directors who retained independent legal counsel who retained forensic auditors to assist in the inquiry. The forensic auditors investigated the transactions between the Group and the St. Kitts project and concluded that they found no evidence of conduct or actions calculated to improperly shift costs to the Group from the project. They also found no evidence of any pattern of deliberate non-billing or under billing of costs by the Group to the project. The forensic auditors did point out that certain conduct, such as collusion with a supplier to invoice the Group for costs related to the St. Kitts project, is difficult to uncover without specific focus or allegations. Based on all information, including in particular, the results of the forensic auditor's investigation, the special committee recommended that no further investigative actions be taken as of April 21, 2004. Notwithstanding the foregoing, the Commission has advised the Group that the RCMP continues its previously announced investigation and that the investigation may produce results which are material to the Group, most specifically in relation to its past financial disclosure and certain trading. Accordingly, the Commission retains an investigative interest in the St. Kitts project. The Commission has also indicated, as the Group has previously disclosed, that it is investigating the Group with respect to disclosure records, financial affairs and trading in the shares of the Group. The Group believes such matters are not material, and that it has not breached any statutory requirements or offended any public interest concerns in respect of such matters. Additional details are disclosed in the Group's press release of April 29, 2004. The Group currently believes that the approximate $2.3 million in costs incurred to date in connection with the investigations represents the bulk of the expenses to be incurred. However, the Group has no control over the investigation process and accordingly cannot predict the amount of any additional costs that may be incurred in the future.

o The Group's bank credit facility was converted to a non-revolving, non-amortizing term loan payable on April 28, 2005. The Group intends to arrange for new debt facilities prior to such date, at rates comparable with existing rates on its current debt facilities, in order to satisfy its continuing financing requirements.

o As the Group carries out a significant portion of its activities in foreign markets (including the US), it is exposed to the risk of foreign exchange fluctuations. The Group uses an exchange rate of $1.33 or inversely $0.75 to the US dollar, for planning purposes for fiscal 2004. The Group attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset any or all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future. The Group does not purchase derivative instruments beyond those needed to hedge foreign currency requirements.

o The Group faces a high level of competition in most product categories and geographic regions. Low cost foreign competitors continue to be a threat to the Group's cost structure, particularly in its consumer product lines. The Group attempts to minimize risks associated with this by striving to reduce costs when feasible and/or offer enhanced customer services. In addition, the Group may compete in some product categories and regions with larger, better capitalized companies which may be better positioned to respond to shifts in the marketplace.

CORPORATE INFORMATION


CORPORATE OFFICE

Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario
Canada L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com


TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253 or (514) 982-7270
Facsimile: 1-888-453-0330 or (416) 263-9394
E-mail: caregistryinfo@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
303 Indiana Street, Suite 800
Golden, Colorado 80401
Telephone: (303) 262-0600
Facsimile: (303) 262-0700


SHAREHOLDER INQUIRIES

Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:

Investor Relations
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: info@royalgrouptech.com
Web site: www.royalgrouptech.com


DEBT RATINGS

RATING AGENCY         MEDIUM TERM NOTES
-------------         -----------------

DBRS                  BBB
S&P                   BBB-



INDEX LISTINGS

S&P/TSX Composite Index
S&P/TSX Mid Cap Index


TRADING DATA (STOCK SYMBOL: RYG)

Toronto Stock Exchange (TSX)
New York Stock Exchange (NYSE)

                                                         VOLUME
                    HIGH         LOW         CLOSE     (IN 000'S)
                    TSX          TSX          TSX       TSX+NYSE
                  -------      -------      -------    ----------

Fiscal 2004
Q3                $ 16.45      $ 11.75      $ 12.00      14,894
Q2                  17.40        11.99        14.38      25,895
Q1                  12.70         8.60        12.30      26,710

Fiscal 2003
Q4                $ 12.71       $ 9.51      $ 12.10      20,083
Q3                  10.69         6.60         9.63      33,877
Q2                  16.79         6.57         6.85      30,163
Q1                  17.50        13.02        15.21      19,095



OUTSTANDING SHARE INFORMATION
as at June 30, 2004 and 2003

                                    2004          2003
                                  ----------     ----------
Multiple Voting Shares            15,935,444     15,935,444
Subordinate Voting Shares         77,420,726     77,285,173
                                  ----------     ----------
Total Shares Outstanding          93,356,170     93,220,617
                                  ==========     ==========


Total options outstanding as at June 30, 2004 are 7,877,414 (2003 - 9,064,217).


FORWARD LOOKING STATEMENTS

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation, investigations, administrative and regulatory matters, intellectual property disputes, and similar matters; changes in environmental regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of August 26, 2004 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.




                         [ROYAL GROUP TECHNOLOGIES LOGO]